GAMBRO

06013265

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

SEC MAIL PROCESSING RECEIVED MAY 0 9 2006 WASH, D.C. 185 SECTION

Stockholm, May 3, 2006

**Gambro AB**

**Rule 12g3-2(b) File No. 82-34731**

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Gambro AB (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

For and on behalf of
Gambro AB

PROCESSED
MAY 11 2006
THOMSON
FINANCIAL

Fredrik Dalborg
Director, Investor Relations
Phone + 46 8 613 65 84
Fax +46 8 613 65 78

***Encl.:***
***Press release:***
***April 27, 2006 – Three month report January-March 2006***

dlw 5/10

*Gambro is a global medical technology company with related services and has leading positions in renal care - services and products - and blood component technology. Gambro Renal Products develops and supplies hemodialysis, peritoneal dialysis, and acute renal and liver dialysis products, therapies and services. Gambro Healthcare is a provider of end-stage renal disease treatment and patient care. Gambro BCT develops and provides blood collection, apheresis and cell therapy products and services.*

**Gambro AB**
A public company (publ)
Reg no. 556041-8005
Jakobsgatan 6, PO Box 7373
SE-103 91 Stockholm
Sweden
Tel +46 8-613 65 00
Fax +46 8-611 28 30
info@gambro.com
www.gambro.com

File No 82-34731

GAMBRO®

**REPORT**
April 27, 2006

# Three month report January - March 2006

- **Revenues MSEK 3,827** up 14% (7% currency adjusted)
- **EBIT at MSEK 323 (306), EBIT margin at 8.4% (9.1%)**
- **Operating cash flow at MSEK -66 (-87),** excl. currency effects MSEK -96 (75)
- **Net income MSEK 276 (882),** continuing operations excl. nonrecurring MSEK 276 (194)
- **Earnings per share SEK 0.80 (2.54),** continuing operations excl. nonrecurring items SEK 0.80 (0.56)

| MSEK (Excl nonrecurring items) | Q1 2006 | Q1 2005[1,4] | Nominal | Currency adjusted | April 2005 - March 2006[2,4] | Full year 2005[1,2,4] |
|---|---|---|---|---|---|---|
| Revenues | 3,827 | 3,359 | +14% | +7% | 15,153 | 14,685 |
| EBITDA | 692 | 641 | +8% | +2% | 2,856 | 2,805 |
| EBITDA margin | 18.1% | 19.1% | | | 18.8% | 19.1% |
| EBIT | 323 | 306 | +6% | 0% | 1,382 | 1,365 |
| EBIT margin | 8.4% | 9.1% | | | 9.1% | 9.3% |
| EBT | 386 | 328 | +18% | | 1,541 | 1,483 |
| Net income | 276 | 474 | -42% | | 1,708 | 1,906 |
| Net income continuing operations | 276 | 194 | +42% | | 1,000 | 918 |
| Net income (incl nonrecurring) | 276 | 882 | -69% | | 8,919 | 9,525 |
| Net income continuing operations (incl nonrec.) | 276 | 602 | -54% | | 1,000 | 1,326 |
| Earnings per share, continuing operations SEK[3] | 0.80 | 0.56 | +42% | | 2.90 | 2.66 |
| Earnings per share, incl nonrec items SEK[3] | 0.80 | 2.54 | -69% | | 25.79 | 27.53 |
| Operating cash flow | -66 | -87 | +24% | -228% | 1,166 | 1,145 |
| Net debt (-) / Net cash (+) | +5,462 | -5,772 | | | +5,462 | +6,345 |

(1) Nonrecurring item in Q1 2005: Capital gain from divestiture of MacGREGOR, MSEK 408.
(2) Nonrecurring item in Q4 2005: Capital gain from Gambro Healthcare U.S. divestment of MSEK 7,211
(3) Adjusted for minority interests
(4) Restated figures due to IFRIC 4. IFRIC 4 is further described under Accounting principles.

## First quarter highlights:

**Revenues** for the quarter grew by 14% (7% currency adjusted). Currency adjusted revenues for Gambro Renal Products grew 3% including the negative effects from the FDA import restrictions, growth outside the U.S. was 6%. Currency adjusted revenue growth for Gambro Healthcare reached 16% and for Gambro BCT 15%.

**EBIT margin** for the group was 8.4% (9.1%). Gambro Renal Products posted a margin of 9.1% (8.2%). The EBIT margin for Gambro Healthcare was 6.7% (9.6%), negatively affected by costs for organizational changes in Argentina. Gambro BCT posted a margin of 25.4% (23.8%). Excluding the direct FDA costs of MSEK 35 and cost for Gambro Healthcare organizational change in Argentina of MSEK 16, the group EBIT margin was 9.8%.

**Operating cash flow (excluding currency effects)** was MSEK –96 (+75). Cash flow was negatively affected by inventory build-up of MSEK 100 related to the FDA issue, and the adjustment of hedges for the long-term incentive programs of MSEK 140 following the share redemption in 2005.

*"Gambro started the year with a first quarter showing healthy sales growth in spite of lost sales due to the FDA import restriction. Margins improved compared to the fourth quarter 2005, and excluding FDA effects and changes in Argentina the margin improved also compared to the first quarter 2005. The underlying business is in good shape and Gambro will continue the efforts to build future growth through development projects and seeking acquisitions and cooperation agreements with external parties." said Sören Mellstig, Gambro President and CEO.*

*Gambro is a global medical technology company with related services and has leading positions in renal care - services and products - and blood component technology. Gambro Renal Products develops and supplies hemodialysis, peritoneal dialysis, and acute renal and liver dialysis products, therapies and services. Gambro Healthcare is a provider of end-stage renal disease treatment and patient care. Gambro BCT develops and provides blood collection, apheresis and cell therapy products and services.*

**Gambro AB**
A public company (publ)
Reg no. 556041-8005
Jakobsgatan 6, PO Box 7373
SE-103 91 Stockholm
Sweden
Tel +46 8-613 65 00
Fax +46 8-611 28 30
info@gambro.com
www.gambro.com

## FIRST QUARTER 2006

The good growth momentum continued, driven by Gambro Healthcare, Gambro BCT and Gambro Renal Products outside the U.S. Gambro Renal Products sales in the U.S. were negatively impacted by the FDA import restriction in line with the MSEK 150 stated in the 2006 outlook.

**Important customer agreements are developing well.** Deliveries to Baxter under the distribution and promotion agreement continues in all parts of the world. Deliveries of primarily disposables to DaVita under the preferred supplier agreement have started to ramp up.

**Actions to address the FDA concerns continue.** In mid March Gambro submitted a comprehensive Compliance Action Plan (CAP) to the FDA. The CAP details the specific steps the company will take to resolve the issues as quickly and thoroughly as possible. During the first quarter Gambro senior executives met with FDA to discuss a new software version for Prisma that is under development to address a number of concerns raised by FDA and further strengthen Prisma's Fluid Balance management system. Gambro anticipates that the new Prisma software and associated training module will be released for a gradual rollout in the summer 2006.

**Revenues (currency adjusted)** in the quarter showed growth of 7%. Revenue development was strong in all markets, particularly in Asia with a growth of 12%. Revenue growth in Europe, Africa and Middle East was 8%. Revenues in the United States decreased by 2% as a consequence of the FDA warning letter and import restriction.

**Public cash offer to the shareholders in Gambro.** On April 3 (after close of the quarter) Indap AB, indirectly jointly-owned by EQT IV and Investor AB, announced a public cash offer to the shareholders of Gambro. The offer price per share is SEK 109.70, adjusted for the dividend paid.

### Revenues by market

| | Q1 | | | Currency | Full year |
|---|---|---|---|---|---|
| MSEK | 2006 | 2005 | *Nominal* | *adjusted* | 2005 |
| Europe, Africa and Middle East | 2,291 | 2,058 | *+11%* | *+8%* | 8,781 |
| United States | 817 | 736 | *+11%* | *-2%* | 3,311 |
| Asia, rest of the world | 719 | 565 | *+27%* | *+12%* | 2,593 |
| Total | 3,827 | 3,359 | *+14%* | *+7%* | 14,685 |

**EBITDA margin** (Earnings before interest, taxes, depreciation and amortization) for the Group reached 18.1% (19.1%). The FDA issue incurred direct costs of approximately MSEK 35, but the total EBITDA impact was higher due to lost sales. Excluding the direct FDA costs and cost for Gambro Healthcare organizational change in Argentina of MSEK 16 the EBITDA margin was 19.4%.

**EBIT** (Earnings before interest and taxes) for Gambro was MSEK 323 (306). The EBIT margin reached 8.4% (9.1%). Excluding the direct FDA costs and cost for Gambro Healthcare organizational change in Argentina the EBIT margin was 9.8%.

**Financial net** for the first quarter 2006 was MSEK +63, including an adjustment of the capital gain of MSEK +40 relating to the MacGREGOR divestiture due to positive outcome of the guarantees made in the Stock Purchase Agreement (see also the disclosures made in the annual report Note 33 on page 74). Financial net for the first quarter 2005 was MSEK +430, including the MacGREGOR capital gain of MSEK 408.

**Earnings before tax (EBT)** was MSEK 386 (736), including the MacGREGOR capital gain of MSEK 408 in the first quarter 2005. The EBT margin reached 10.1% (21.9%). In the first quarter 2005 the EBT margin was 9.8% excluding the MacGREGOR capital gain.

**Net income** for the quarter reached MSEK 276 (882). The net income for the first quarter 2005 included the MacGREGOR capital gain of MSEK 408 and net income from Gambro Healthcare U.S. of MSEK 280. The tax rate was 29% in the quarter. The tax rate was reduced due to a tax-free capital gain adjustment relating to the MacGREGOR divestiture as well as tax deductions relating to share based payments. Adjusted for one-off effects the tax rate was approximately 36%.

## Financial position

| MSEK | Q1 2006 | Q1 2005 | Full year 2005 |
|---|---|---|---|
| Net debt[1] (-)/Net cash (+), closing balance | +5,462 | -5,772 | +6,345 |
| Financial net | +63 | +430 | +526 |
| of which interest net | +46 | -12 | +38 |

1) Interest bearing provisions and liabilities, pension provisions included, less interest bearing receivables, including reported plan assets and liquid funds.

**Net cash** was reduced by MSEK 883 compared to end of December 2005. Currency effects reduced net cash by MSEK 400 in the quarter. The remaining change in net cash was driven by operating cash flow, payment of transaction costs of MSEK 160 for the Gambro Healthcare U.S. divestment, tax payments, acquisitions and other balance sheet items. The **net cash** position of MSEK 5,462 is composed of MSEK 4,895 in interest bearing liabilities and MSEK 10,357 in cash and interest bearing receivables. At the end of the first quarter, the cash had an average interest of approximately 3.2% and the interest on the debt was approximately 3.9%. In order to reduce the currency exposure in the net investment in USD, an equity hedge of MUSD 650 (at exchange rate SEK/USD 7.75) was put in place during the first quarter. With the interest rate difference between the U.S. interest rates and the Swedish interest rates this hedge reduces the average yield on interest-bearing cash compared to the fourth quarter.

## Operating cash flow

| MSEK Excl. nonrecurring items | Q1 2006 | Q1 2005[4] | Full year 2005[1)2)4)] |
|---|---|---|---|
| Earnings before taxes | 386 | 328 | 1,483 |
| Depreciation and amortization | 369 | 335 | 1,440 |
| Change in operating working capital[3] | -487 | -421 | -272 |
| Capital expenditure, net | -334 | -329 | -1,506 |
| **Operating cash flow** | **-66** | **-87** | **1,145** |
| Of which currency effects in operating cash flow | +30 | -162 | -480 |

1) Excludes MacGREGOR divestiture, MSEK 408
2) Excludes Gambro Healthcare U.S. divestiture
3) Includes inventories, trade receivables, trade payables and other current receivables and liabilities.
4) Includes restated figures due to IFRIC 4

Excluding currency effects in both periods, **operating cash flow** was MSEK -96 in the first quarter of 2006, compared to MSEK +75 last year. Cash flow was negatively affected by inventory build-up of MSEK 100 related to the FDA issue, and the adjustment of hedges of MSEK 140 for the long-term incentive programs following the share redemption in 2005.

**COMPANY OUTLOOK FOR 2006** (assuming constant currencies)

Gambro reconfirms the overall objectives for the year 2006: For 2006 Gambro is expecting revenue growth in the range of 6-9 percent. Margins are expected to be slightly lower than in 2005.

The warning letter and import restriction from FDA (further described in the Gambro Renal Products section) will affect revenues and profitability for Gambro Renal Products and Gambro as a whole, which is reflected in the outlook for 2006. The impact is difficult to assess and the outlook may be revised when the company has more information. Gambro cannot estimate how long solving the FDA issue will take. Gambro Renal Products U.S. average quarterly monitor sales is approximately MSEK 150.

**Gambro Renal Products'** revenue objective for 2006 is a 4-7% growth. The outlook is uncertain due to the FDA issue. The aim is to protect the EBIT margin. **Gambro BCT's** objective is to continue to grow faster than the market, with 2006 growth estimated to be in the 9-11% range. EBIT margin will be lower than in 2005 due to increased costs for product development and commercialization of Atreus and Navigant. **Gambro Healthcare's** objective is to reach revenue growth in the range of 10-15% of which 2/3 will be non-acquired. EBIT margin should improve slightly.

Long term, the company has an ambition to grow revenues at a rate of 10-15% annually and earnings (EPS) at a rate of 15% annually.

Long term, Gambro will target a net debt to equity ratio of maximum 0.5.

## GAMBRO RENAL PRODUCTS

| MSEK | Q1 2006 | 2005 | Nominal | Currency adjusted |
|---|---|---|---|---|
| **Revenues** | 2,737 | 2,482 | *+10%* | *+3%* |
| **- of which is intra-group** | 87 | 80 | *+9%* | *+4%* |
| **EBITDA** | 519 | 453 | *+15%* | *+12%* |
| **EBITDA margin** | 19.0% | 18.3% | | |
| **EBIT** | 249 | 203 | *+23%* | *+23%* |
| **EBIT margin** | 9.1% | 8.2% | | |

### Gambro Renal Products first quarter 2006

**Revenues** increased by 3% currency adjusted, in line with the growth rate of the first quarter in 2005. The FDA import restriction had a negative impact on revenues in line with the 150 MSEK quarterly effect stated in the outlook for 2006. In the markets outside the U.S., growth was approximately 6%. Sales growth in Europe was healthy with a particularly strong development in France, Spain and Portugal. Growth was strong in emerging markets and Asia Pacific, primarily driven by a favorable development in China. The development in South America was encouraging and the prospects for developing the business through the Baxter agreement look promising.

Important customer agreements are developing well. Deliveries to Baxter under the distribution and promotion agreement continue in all parts of the world. Deliveries of primarily disposables to DaVita under the preferred supplier agreement have started to ramp up. Gambro Renal Products started to ship products to a major German customer under a multi-year contract.

Revenue growth for the intensive care business continued to be strong, but was slower than previous quarters as a consequence of the FDA issue. The PD (Peritoneal Dialysis) segment sales continued to develop well in the quarter.

**Operating margin (EBIT)** for Gambro Renal Products increased to 9.1% in the first quarter 2006 compared to 8.2% in 2005. IAS 39 (accounting for hedge contracts) had a positive effect of MSEK 18 (-38) in the quarter. The FDA issue had direct costs of MSEK 35 and a total EBIT impact, including profits on lost sales, of approximately MSEK 60 in the first quarter.

Warning Letter from FDA

On January 5, 2006 Gambro Renal Products received a warning letter from the U.S. Food and Drug Administration (FDA) related to the agency's inspection of its monitor manufacturing facility Gambro Dasco in Medolla, Italy. The letter reflects the FDA's continued concerns about the safety of the Prisma System and the adequacy and effectiveness of Gambro Dasco's quality systems. In addition to the letter, the FDA has issued an import alert, which calls for the detention of Gambro's monitor products - Prisma, Prismaflex and Phoenix - shipped into the U.S. until the issues identified in the warning letter are resolved.

In mid March Gambro submitted a comprehensive Compliance Action Plan (CAP) to the FDA. The CAP details the specific steps the company will take to resolve the agency's issues as quickly and thoroughly as possible.

During the first quarter Gambro senior executives met with the senior FDA officials to address FDA's concerns identified in the warning letter.

In a separate meeting, senior Gambro officials and outside experts met with FDA to discuss a new software version for Prisma that is under development to address a number of concerns raised by FDA and further strengthen Prisma's Fluid Balance management system. Gambro anticipates that the new Prisma software and associated training module will be released for a gradual rollout in the Summer 2006.

The company has created a dedicated organization and management team to create and implement the CAP. Gambro also has hired independent outside experts to support the development of the software modifications and quality systems in order to meet FDA's requirements. Gambro has also recently provided the FDA with a status report on the CAP.

The Action Plan, the Prisma software upgrade, and comprehensive training program will apply globally and for all customers - specific country plans will be developed and discussed with relevant stakeholders.

Gambro Renal Products is now applying a much stricter and more conservative standard for determining which incidents should be filed as a Medical Device Report (MDR). In addition, all of the complaints and service reports over the past several years for the Prisma and Prismaflex systems have retrospectively been reviewed to determine whether any of them should have been submitted as MDRs. The same retrospective review is ongoing for Phoenix. This means that there will be a peak in the filings as the retrospective review is conducted.

As a part of its ongoing improvement activities Gambro is planning to start implementing a number of other updates to the products in question in the near future. These updates will be communicated with customers in accordance with FDA requirements.

The warning letter and import alert have a negative impact on Gambro Renal Products sales and margins. The FDA issue had a total EBIT impact of approximately MSEK 60 in the first quarter. The CAP as well as the implementation of required changes are expected to incur higher costs in the coming quarters. The EBIT impact of the FDA issue is expected to increase.

## GAMBRO BCT

| MSEK | Q1 2006 | 2005 | Nominal | Currency adjusted |
|---|---|---|---|---|
| **Revenues** | 652 | 521 | *+25%* | *+15%* |
| **EBITDA** | 220 | 171 | *+29%* | *+16%* |
| **EBITDA margin** | 33.8% | 32.7% | | |
| **EBIT** | 166 | 124 | *+34%* | *+20%* |
| **EBIT margin** | 25.4% | 23.8% | | |
| **Navigant Biotechnologies, expenses (EBIT)** | 18 | 12 | | |

### Gambro BCT first quarter 2006

**Revenue** Gambro BCT started 2006 with first quarter growth of 15% currency adjusted. All three geographical areas contributed and growth was particularly strong in Europe and Asia Pacific. Strong equipment sales supported the growth. Sales and placement of equipment is a good leading indicator of future disposables consumption. Both automated collection and therapeutics disposables sales growth rates for the first quarter outperformed the 2005 annual growth rate. Whole blood processing revenues from OrbiSac, which was introduced to the market in 2004, more than doubled compared to the first quarter 2005.

The **operating margin (EBIT)** of 25.4% in the first quarter 2006, an improvement compared to the 23.8% generated during the same period last year. Most of the EBIT margin improvement is due to strengthened gross margins.

<u>AUTOMATED BLOOD COLLECTIONS</u>: Sales and placement of Trima equipment is a good leading indicator of future disposable growth. In the first quarter 2006, 30% more machines were shipped than in the first quarter of 2005.

Trima Accel's improved collection efficiency is an important customer benefit that has helped Gambro BCT win key tenders during the quarter.

The UK's National Blood Service (NBS) has awarded a complete tender to a single supplier. Gambro BCT will be providing 100% of the apheresis platelet needs for the coming 2 years with Trima Accel.

<u>THERAPEUTIC SPECIALTIES</u>: Gambro BCT Therapeutics continued to show strong revenue growth in the first quarter 2006. Placements of Spectra systems increased by 33% over the first quarter 2005. This coupled with disposable unit growth and higher average unit sales price delivered even stronger profit contributions.

In the field of cell processing, strong results were also recorded. Customers include blood centers, hospitals and biotech companies. The Elutra system has become the market standard for monocyte enrichment for cancer vaccine production. Sales of Elutra systems will parallel clinical success as academic centers and biotech companies advance their clinical trials for this new form of immunotherapy.

<u>WHOLE BLOOD PROCESSING</u>: OrbiSac is a device that automates the production of platelet concentrate doses (ready for transfusion) by pooling, processing and filtering whole blood-derived buffy coat platelets. As of the end of March 2006, over 100 OrbiSac systems are running effectively in blood centers in Europe. During the quarter, new OrbiSac machines were placed in Poland, France, Sweden and Italy.

In Portugal Gambro BCT has secured the first orders for OrbiSac, and discussions are ongoing with the IPS (Portuguese Blood Institute) to position Atreus in the component lab.

OrbiSac system sales are a leading indicator of the value that automation can bring to the manufacturing processes of a blood center, paving the way for the future launch of the Atreus Whole Blood Processing System.

Navigant Biotechnologies, Inc.

Navigant Biotechnologies, a business area of Gambro BCT, is developing the Mirasol Pathogen Reduction System to improve the safety of transfused blood, protecting future blood transfusion recipients from blood borne pathogens like HIV, Hepatitis, and West Nile virus. In December 2005 a human clinical study was initiated in France of the Mirasol system for platelets. The study is conducted at four different blood centers and is progressing according to plan.

It is anticipated that this study will lead to a CE Mark for the product. The company is currently focused on delivering its Mirasol system for platelets and plasma to the European and Asian markets.

Spending on the development of the Mirasol system is expected to increase in 2006, as the technology progresses through clinical trials.

## OTHER

Other cost reported in the Data per segment amounted to a total of MSEK –122 (-59) in the first quarter 2006. The amount includes Corporate costs in Stockholm and Denver, Corporate R&D (including regenerative medicine of MSEK -5 (0)), market valuation of cash flow hedges (IAS39 adjustment of MSEK –21 (-3)), share based payments (equity and cash settled programs amounted totally to MSEK –25 (+6)) and other costs.

In Gambro Renal Products IAS 39 (accounting for hedge contracts) had a positive effect of MSEK 18 (-38) in the quarter.

For the Gambro group the total cost of IAS 39 and share based payments were MSEK –28 (-35).

## INVESTMENTS

| MSEK | Q1 2006 | 2005 | Full year 2005 |
|---|---|---|---|
| Gambro Healthcare[1)] | 31 | 33 | 132 |
| Gambro Renal Products | 246 | 245 | 1,068 |
| Gambro BCT | 67 | 69 | 417 |
| Total investments excluding acquisitions [2)] | 344 | 347 | 1,617 |
| Acquisitions | 41 | 0 | 56 |
| Total investments gross | 385 | 347 | 1,673 |
| Less: Disposals | -10 | -78 | -173 |
| Total investment activities | 375 | 269 | 1,500 |
| 1) Excluding Gambro Healthcare U.S. | | | |
| 2) Of which is capitalized development expenditures | 53 | 43 | 216 |

Gambro Renal Products' investments mainly refer to new production capacity for synthetic dialyzers and other manufacturing improvements. The investments in Gambro Healthcare are to a large extent related to the expansion in Poland and upgrading of equipment. The Gambro BCT investment is mainly related to capacity expansion and preparation for new product launches.

## PERSONNEL

The number of Gambro employees increased by 482 during the first quarter. The total number of employees amounted to 12,241 at the end of the first quarter 2006 compared to 11,759 at the end of 2005.

## PARENT COMPANY

Parent Company earnings before tax and appropriations amounted to MSEK -37 (155) for the first quarter 2006. The Parent Company's liquid funds at the end of the quarter amounted to MSEK 9,570 (161).

## ACCOUNTING PRINCIPLES

This report has been prepared in accordance with IAS 34, Interim Financial Reporting. Gambro AB is applying the Financial Accounting Standards Council's recommendation 32, Accounting in Legal Entities. As of 2005 Gambro Group is applying International Financial Reporting Standards, (IFRS) as approved by the EU. The accounting principles and method of computation that have been applied are in agreement with the accounting principles that were used in the preparation of the latest annual report with exception of the implementation of IFRIC 4, Determining whether an arrangement contains a lease.

IFRIC 4 provides guidance for determining whether arrangements are, or contain, leases that shall be accounted for in accordance with IAS 17, Leases. Examples of arrangements are outsourcing arrangements and take-and-pay and similar contracts. Gambro has identified an arrangement that needs to be classified as a financial lease under IFRIC 4. Gambro has implemented IFRIC 4 from January 1, 2006 with restatements of the comparative figures from January 1, 2005. For tangible fixed assets and leasing obligations, the increase was MSEK 70 per January 1, 2005, with no effect on equity.

## AFTER THE BALANCE SHEET DATE

**Public cash offer to the shareholders of Gambro**

Claes Dahlbäck, Håkan Mogren and Adine Grate-Axén have not participated and will not participate in the Board of Directors' considerations of the matter due to conflicts of interest.

Indap AB, indirectly jointly-owned by EQT IV and Investor AB, has on April 3, 2006 announced a public cash offer to the shareholders of Gambro to acquire all outstanding shares in Gambro (the "Offer").

According to the press release issued by Indap dated April 3, 2006, Gambro's shareholders are being offered to tender their shares to Indap for the consideration of SEK 111 in cash per series A and B share in Gambro (the "Offer Price"). The Offer Price is subject to adjustment for the dividend of SEK 1.30 per share that was approved by the Gambro Annual General Meeting. The adjusted Offer Price is SEK 109.70.

The acceptance period is running from April 7, 2006 to May 10, 2006. The Offer is, among other conditions, conditional upon being accepted to such an extent that Indap becomes the owner of more than 90 percent of the total number of shares in Gambro. Indap reserves the right to waive, in whole or in part, one or more of the conditions. Investor is the largest owner in Gambro with 19.9 per cent of the shares and 26.3 per cent of the votes at the announcement of the Offer. Investor AB has committed to transfer its shares to Indap upon completion of the Offer.

Compared to Gambro's historical trading average share price on the Stockholm Stock Exchange ("SSE") of SEK 85 for the last 3 months ending March 31, 2006, the Offer Price represents a premium of 30.5 percent (the corresponding premium on a cash free basis is 39.0 per cent). Compared to the closing share price on the SSE on March 31, 2006, the last trading day before the announcement of the Offer, of SEK 93 per series A share, the Offer Price represents a premium of 19.4 percent (the corresponding premium on a cash free basis is 24.2 percent).

The Board of Directors of Gambro has allowed a limited confirmatory due diligence prior to the announcement of the Offer since the Board of Directors considered that the possible offer was of interest for a decision by the shareholders. Furthermore, EQT and Investor have been presented with the speech, which Sören Mellstig, CEO and President gave at the annual general meeting of shareholders on April 4, 2006. Therefore, the speech was publicly disclosed in a separate press release on April 3.

The recommendation by the board of directors

The Board of Directors has based its recommendation on an assessment of factors that the Board of Directors has deemed relevant in relation to the Offer, including, but not limited to assumptions regarding Gambro's businesses and financials.

Gambro's Board of Directors has been assisted by financial and other advisors in relation to the evaluation of the Offer. Carnegie Investment Bank AB and Lazard Freres & Co. LLC have delivered fairness opinions to the Board of Directors of Gambro to the effect that, as of the date of the Offer and based upon and subject to the assumptions, considerations and limitations set forth therein and other factors each of them have deemed relevant, the Offer is fair, from a financial point of view, to the shareholders of Gambro.

Based on the above, the Board of Directors recommends Gambro's shareholders to accept the Offer.

**Annual General Meeting**
At the Gambro Annual General Meeting on April 4, 2005, the proposed dividend to shareholders of SEK 1.30 per share was approved.

The Meeting approved the proposal by the Board of Directors regarding the size of and the main principles for Gambro's employee stock option program for 2006 as well as two share programs for 2006, i.e. restricted shares and performance shares.

Stockholm, April 27, 2006

Sören Mellstig
President and CEO

*This report has not been subject to examination by the Company's auditors*

## FOR FURTHER INFORMATION PLEASE CONTACT:

Lars Granlöf, SVP, CFO, tel. +46 8 613 65 48, +46 70 513 65 48
Paula Treutiger, VP, Corporate Communications, tel. +46 8 613 65 99, +46 733 66 65 99
Fredrik Dalborg, Director, Investor Relations, tel. +46 8 613 65 84, +46 733 66 65 84
Kevin Smith, President, Gambro Inc., Investor Relations U.S., tel. +1 303 231 47 50
Sophie Monsén, Manager, Investor Relations & Business Intelligence, tel. +46 8 613 65 02

## TELECONFERENCE AND WEB CAST

The company will host a conference call and web cast to present its first quarter results today, April 27 at 16:00 Central European time. Dial-in: +44 (0)20 7162 0025 (if calling from Europe), +1 334 323 6201 (if calling from the US). A replay of the call will also be available. All information regarding the web cast or replay can be found on Gambro's web site: www.gambro.com.

| CALENDAR 2006 | |
|---|---|
| April 28 | Capital Markets Day, Stockholm |
| July 21 | Six-month report, January-June 2006 |
| October 27 | Nine-month report, January-September 2006 |

GAMBRO

April 27, 2006

# GAMBRO GROUP INCOME STATEMENT

| MSEK | Q1 2006 | Q1 2005 | Apr 2005-Mar 2006 | 2005 |
|---|---|---|---|---|
| **Continuing operations** | | | | |
| **Revenues** | **3,827** | **3,359** | **15,153** | **14,685** |
| Cost of sales | -2,345 | -2,066 | -9,457 | -9,178 |
| **Gross earnings** | **1,482** | **1,293** | **5,696** | **5,507** |
| Operating expenses 1) | -1,159 | -987 | -4,314 | -4,142 |
| **Earnings before interest and taxes** (EBIT) 2) 3) | **323** | **306** | **1,382** | **1,365** |
| Financial items, net 4) | 63 | 430 | 159 | 526 |
| **Earnings before tax** (EBT) 5) | **386** | **736** | **1,541** | **1,891** |
| Taxes | -110 | -134 | -541 | -565 |
| **Net income from continuing operations** | **276** | **602** | **1,000** | **1,326** |
| Profit for the period from discontinued operations | | 280 | 7,919 | 8,199 |
| **Net income** | **276** | **882** | **8,919** | **9,525** |
| Net income attributable to: | | | | |
| The shareholders of the parent company | 275 | 874 | 8,889 | 9,488 |
| Minority interest | 1 | 8 | 30 | 37 |
| | **276** | **882** | **8,919** | **9,525** |
| 1) Including gains (+) / expenses (-) for sharebased payments net of hedges | -25 | 6 | -26 | 5 |
| 2) Earnings before depreciation and amortization (EBITDA) | 692 | 641 | 2,856 | 2,805 |
| EBITDA-effect due to restatement for IFRIC 4 | | 3 | 10 | 13 |
| 3) Including effect due to restatement for IFRIC 4 | | 1 | 3 | 4 |
| 4) Including capital gain from divestiture of MacGREGOR | | 408 | | 408 |
| 5) Including effect due to restatement for IFRIC 4 | | 0 | 0 | 0 |
| Earnings per share before and after dilution calculated on the net income for the continuing operations attributable to the parent company shareholders in the periods (SEK) | 0.80 | 1.75 | 2.87 | 3.82 |
| Earnings per share before and after dilution calculated on the net income for the discontinuing operations attributable to the parent company shareholders in the periods (SEK) | 0.00 | 0.79 | 22.92 | 23.71 |
| Earnings per share before and after dilution calculated on the net income for the whole operations attributable to the parent company shareholders in the periods (SEK) | 0.80 | 2.54 | 25.79 | 27.53 |

Average and total number of shares outstanding 344,653,288 (before and after dilution) of which:
Series A: 250,574,090
Series B: 94,079,198
(Same number of outstanding shares for all periods)

**Exchange rates**

| | Closing rates 2006 Q1 | Closing rates 2005 Q1 | Average rates 2006 Q1 | Average rates 2005 Q1 | 2005 Q2 | 2005 Q3 | 2005 Q4 | 2005 YTD |
|---|---|---|---|---|---|---|---|---|
| USD-rate | 7.78 | 7.05 | 7.78 | 6.90 | 7.34 | 7.72 | 8.00 | 7.49 |
| EUR-rate | 9.41 | 9.14 | 9.35 | 9.07 | 9.21 | 9.37 | 9.47 | 9.28 |

GAMBRO

April 27, 2006

## QUARTERLY DATA PER SEGMENT

| | 2006 | 2005 | | | | |
|---|---|---|---|---|---|---|
| | Q1 | Q1 | Q2 | Q3 | Q4 | Total |
| **Revenues** | | | | | | |
| Gambro Renal Products | 2,737 | 2,482 | 2,662 | 2,680 | 2,960 | 10,784 |
| Gambro BCT | 652 | 521 | 573 | 584 | 628 | 2,306 |
| Gambro Healthcare | 525 | 436 | 466 | 516 | 526 | 1,944 |
| Intra-group | -87 | -80 | -93 | -84 | -92 | -349 |
| **Total Revenues** | **3,827** | **3,359** | **3,608** | **3,696** | **4,022** | **14,685** |
| **Operating earnings before depr. (EBITDA)** | | | | | | |
| Gambro Renal Products [1)] | 519 | 453 | 542 | 482 | 549 | 2,026 |
| Gambro BCT | 220 | 171 | 188 | 200 | 166 | 725 |
| *Gambro Healthcare* | 75 | 76 | 82 | 93 | 97 | 348 |
| Other [2)] | -122 | -59 | -53 | -70 | -112 | -294 |
| **Total operating earnings - before depr. (EBITDA)** | **692** | **641** | **759** | **705** | **700** | **2,805** |
| Other includes income (+) / expenses (-) from sharebased payment net of hedges | -25 | 6 | 5 | 24 | -30 | 5 |
| Other includes market valuation of cash flow hedges (IAS 39) | -21 | -3 | 3 | -10 | 22 | 12 |
| | -46 | 3 | 8 | 14 | -8 | 17 |
| **EBITDA-margin %** | **18.1%** | **19.1%** | **21.0%** | **19.1%** | **17.4%** | **19.1%** |
| **Depreciation and amortization** | | | | | | |
| Gambro Renal Products | -270 | -250 | -265 | -280 | -262 | -1,057 |
| Gambro BCT | -54 | -47 | -49 | -52 | -55 | -203 |
| Gambro Healthcare | -40 | -34 | -39 | -41 | -46 | -160 |
| Other | -5 | -4 | -5 | -7 | -4 | -20 |
| **Total depreciation and amortization** | **-369** | **-335** | **-358** | **-380** | **-367** | **-1,440** |
| **Operating earnings after depr. (EBIT)** | | | | | | |
| Gambro Renal Products [1)] | 249 | 203 | 277 | 202 | 287 | 969 |
| Gambro BCT | 166 | 124 | 139 | 148 | 111 | 522 |
| Gambro Healthcare | 35 | 42 | 43 | 52 | 51 | 188 |
| Other [3)] | -127 | -63 | -58 | -77 | -116 | -314 |
| **Total EBIT** | **323** | **306** | **401** | **325** | **333** | **1,365** |
| EBIT-margin % | **8.4%** | **9.1%** | **11.1%** | **8.8%** | **8.3%** | **9.3%** |
| **Financial net** | | | | | | |
| Interest net | 46 | -12 | -11 | -9 | 70 | 38 |
| Other financial items | 17 [4)] | 442 [4)] | 18 | 18 [5)] | 10 | 488 [4)] |
| **Financial net** | **63** | **430** | **7** | **9** | **80** | **526** |
| **Earnings before tax (EBT)** | **386** | **736** | **408** | **334** | **413** | **1,891** |

1) Including MSEK +18 in Q1 2006. For 2005; MSEK -38 in Q1, MSEK +44 in Q2, MSEK -17 in Q3, MSEK +12 in Q4 and for the full year MSEK +1 as a consequense of the method of accounting for hedge contracts according to the accounting standard IAS 39.
2) Including MSEK +3 in Q1, MSEK +3 in Q2, MSEK +4 in Q3, MSEK +3 in Q4 and for the full year MSEK +13 due to restatement for IFRIC 4.
3) Including MSEK +1 each quarter and for the full year MSEK +4 due to restatement for IFRIC 4.
4) Including capital gain from divesture of MacGREGOR, MSEK 408 in 2005 and an adjustment of the capital gain of MSEK +40 in 2006.
5) Including a dissolved provision of MSEK 31 related to a loan to an independent clinic operator.

## QUARTERLY DATA PER SEGMENT (cont.)

| | 2006 | 2005 | | | | |
|---|---|---|---|---|---|---|
| | Q1 | Q1 | Q2 | Q3 | Q4 | Total |
| **Assets** | | | | | | |
| Gambro Renal Products | 11,907 | 11,293 | 11,671 | 11,445 | 11,748 | |
| Gambro BCT | 2,139 | 1,729 | 1,931 | 1,984 | 2,112 | |
| Gambro Healthcare | 2,997 | 2,535 | 2,713 | 2,818 | 2,928 | |
| Eliminations | -58 | -53 | -62 | -55 | -61 | |
| **Total segment assets** | **16,985** | **15,504** | **16,253** | **16,192** | **16,727** | |
| Other | 762 | 1,462 | 869 | 988 | 653 | |
| Shares and participations | 105 | 122 | 127 | 107 | 106 | |
| Deferred and current tax assets | 584 | 860 | 924 | 902 | 622 | |
| Liquid assets | 9,906 | 522 | 346 | 395 | 11,286 | |
| Interest bearing receivables | 451 | 338 | 387 | 402 | 453 | |
| Assets classified as held for sale | | 14,293 | 16,550 | 16,834 | | |
| **Total assets** | **28,793** | **33,101** | **35,456** | **35,820** | **29,847** | |
| **Liabilities** | | | | | | |
| Gambro Renal Products | 2,374 | 2,234 | 2,414 | 2,394 | 2,459 | |
| Gambro BCT | 270 | 233 | 249 | 285 | 311 | |
| Gambro Healthcare | 504 | 365 | 378 | 433 | 513 | |
| Eliminations | -58 | -53 | -62 | -55 | -61 | |
| **Total segment liabilities** | **3,090** | **2,779** | **2,979** | **3,057** | **3,222** | |
| Other | 909 | 571 | 814 | 1,035 | 1,169 | |
| Shareholders' equity | 18,502 | 19,963 | 20,606 | 21,161 | 18,483 | |
| Provisions for taxes and tax liabilities | 1,397 | 997 | 1,045 | 1,495 | 1,579 | |
| Interest bearing liabilities incl. pensions | 4,895 | 6,632 | 7,618 | 6,896 | 5,394 | |
| Liabilities directly associated with assets classified as held for sale | | 2,159 | 2,394 | 2,176 | | |
| **Total shareholders' equity and liabilities** | **28,793** | **33,101** | **35,456** | **35,820** | **29,847** | |
| **Investments gross** | | | | | | |
| Gambro Renal Products | 246 | 245 | 166 | 295 | 415 | 1,121 |
| Gambro BCT | 67 | 69 | 92 | 101 | 155 | 417 |
| Gambro Healthcare | 72 | 33 | 41 | 27 | 34 | 135 |
| **Total investment gross** | **385** | **347** | **299** | **423** | **604** | **1,673** |
| **Revenues by market** | | | | | | |
| Europe, Africa and Middle East | 2,291 | 2,058 | 2,202 | 2,157 | 2,364 | 8,781 |
| United States | 817 | 736 | 784 | 862 | 929 | 3,311 |
| Asia and rest of world | 719 | 565 | 622 | 677 | 729 | 2,593 |
| **Total** | **3,827** | **3,359** | **3,608** | **3,696** | **4,022** | **14,685** |
| **Assets by market** | | | | | | |
| Europe, Africa and Middle East | 12,155 | 11,568 | 11,789 | 11,642 | 11,784 | |
| United States | 2,483 | 1,967 | 2,222 | 2,259 | 2,653 | |
| Asia and rest of world | 2,347 | 1,969 | 2,242 | 2,291 | 2,290 | |
| **Total segment assets** | **16,985** | **15,504** | **16,253** | **16,192** | **16,727** | |
| **Investments gross by market** | | | | | | |
| Europe, Africa and Middle East | 269 | 252 | 164 | 276 | 373 | 1,065 |
| United States | 66 | 51 | 75 | 90 | 174 | 390 |
| Asia and rest of world | 50 | 44 | 60 | 57 | 57 | 218 |
| **Total investments gross** | **385** | **347** | **299** | **423** | **604** | **1,673** |

GAMBRO

April 27, 2006

## GAMBRO GROUP BALANCE SHEET

| MSEK | March 31 2006 | March 31 2005 | December 31 2005 |
|---|---|---|---|
| ASSETS | | | |
| **Fixed assets** | | | |
| Tangible fixed assets [1)] | 6,366 | 6,024 | 6,419 |
| Intangible fixed assets [2)] | 2,416 | 2,717 | 2,358 |
| Investments in associated companies and joint ventures | 32 | 48 | 32 |
| Deferred tax assets | 374 | 651 | 396 |
| Available for sale financial assets | 73 | 74 | 74 |
| Other long-term receivables | 442 | 413 | 456 |
| **Total fixed assets** | **9,703** | **9,927** | **9,735** |
| **Current assets** | | | |
| Inventories | 2,353 | 2,019 | 2,171 |
| Trade receivables | 5,122 | 4,899 | 5,088 |
| Other current receivables | 1,709 | 1,441 | 1,567 |
| Liquid assets | 9,906 | 522 | 11,286 |
| | **19,090** | **8,881** | **20,112** |
| Assets classified as held for sale | | 14,293 | |
| **Total current assets** | **19,090** | **23,174** | **20,112** |
| **TOTAL ASSETS** | **28,793** | **33,101** | **29,847** |
| **SHAREHOLDERS' EQUITY** | | | |
| Equity related to the shareholders of the parent company [4)] | 18,483 | 19,858 | 18,457 |
| Minority interest | 19 | 105 | 26 |
| **Shareholders' equity** | **18,502** | **19,963** | **18,483** |
| **LIABILITIES** | | | |
| Interest bearing liabilities | 1,750 | 4,078 | 2,346 |
| Deferred income tax liabilities | 592 | 604 | 565 |
| Retirement benefit obligations | 721 | 668 | 710 |
| Long-term interest bearing liabilities | 1,278 | 605 | 1,245 |
| **Total non-current liabilities** | **4,341** | **5,955** | **4,866** |
| **Current liabilities** | **5,950** | **5,024** | **6,498** |
| Liabilities directly associated with assets classified as held for sale | | 2,159 | |
| **TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES** | **28,793** | **33,101** | **29,847** |
| NET CASH (+) / NET DEBT (-) [3)] | 5,462 | -5,772 | 6,345 |
| 1) Including effects due to IFRIC 4 restatement | | 67 | 69 |
| 2) Of which goodwill | 1,191 | 1,716 | 1,179 |
| 3) Including effects due to IFRIC 4 restatement | | -67 | -71 |

*4) Total number of shares outstanding, 344,653,288 (of which Series A: 250,574,090, Series B: 94,079,198)*

# CHANGES IN SHAREHOLDERS' EQUITY

| MSEK | March 31 2006 | | | March 31 2005 | | | December 31 2005 | | |
|---|---|---|---|---|---|---|---|---|---|
| | Equity attributable to: The shareholders of the parent company | Minority | Total | Equity attributable to: The shareholders of the parent company | Minority | Total | Equity attributable to: The shareholders of the parent company | Minority | Total |
| **Reported opening balance** | **18,457** | **26** | **18,483** | **18,666** | **87** | **18,753** | **18,666** | **87** | **18,753** |
| New accounting standard (IFRIC 4) implemented restrospectively from January 1, 2005 [1] | 0 | | 0 | 0 | | 0 | 0 | | 0 |
| **Adjusted opening balance** | **18,457** | **26** | **18,483** | **18,666** | **87** | **18,753** | **18,666** | **87** | **18,753** |
| Net income | 275 | 1 | 276 | 874 | 8 | 882 | 9,488 | 37 | 9,525 |
| Changes in minority interest | | -5 | -5 | | 0 | 0 | | -95 | -95 |
| Sharebased payments | 7 | | 7 | 9 | | 9 | 48 | | 48 |
| Net investment hedge [2] | -13 | | -13 | | | | | | |
| Translation difference | -249 | -3 | -252 | 331 | 10 | 341 | 765 | 12 | 777 |
| Cash flow hedges, net of tax | 6 | | 6 | -22 | | -22 | -67 | | -67 |
| Redemption of shares | | | | | | | -9,995 | | -9,995 |
| Dividend | | | | | | | -448 | -15 | -463 |
| **Closing balance** | **18,483** | **19** | **18,502** | **19,858** | **105** | **19,963** | **18,457** | **26** | **18,483** |

1) The IFRIC 4 was implemented with no effect on equity in 2005. See Accounting Principles.
2) Gambro has during the first quarter 2006 entered into an equity hedge at MUSD 650 to hedge its net investment in the US at the exchange rate 7.75.

# CASH FLOW STATEMENT

| MSEK | Q1 2006 | Q1 2005 | Full year 2005 |
|---|---|---|---|
| *Operating activities* | | | |
| Earnings before tax in continued operations | 386 | 736 | 1,891 |
| Earnings before tax in discontinued operations | | 461 | 1,618 |
| Earnings before tax, capital gain (including historical transaction difference) in discontinued operations | | | 9,023 |
| *Adjustment for non-cash items* | | | |
| Depreciation and write-downs in continued operations | 369 | 335 | 1,440 |
| Provisions | 6 | -31 | -127 |
| Unrealized interests and exchange gains/losses etc. | -11 | -109 | -2,098 |
| Capital gains (-)/losses (+) | -40 | -408 | -9,462 |
| Income tax paid related to capital gain of the divestiture of Gambro Healthcare U.S | -87 | | -1,597 |
| Income taxes paid | -158 | -109 | -288 |
| **Cash flow from current operations before changes in operating capital** | 465 | 875 | 400 |
| *Changes in operating capital:* | | | |
| Inventories | -205 | -36 | -55 |
| Receivables | -221 | 59 | -93 |
| Liabilities | -363 | -266 | 312 |
| **Cash flow from operating activities** | -324 | 632 | 564 |
| *Investment activities* | | | |
| Changes in short term investments | -11 | 263 | -270 |
| Investments in Group companies | -41 | 0 | -56 |
| Disposals of Group and associated companies | 40 | 469 | 24,335 |
| Investments in intangible fixed assets | -64 | -64 | -329 |
| Disposals of intangible fixed assets | 0 | 0 | 14 |
| Investments in tangible fixed assets | -280 | -382 | -1,598 |
| Disposals of tangible fixed assets | 10 | 18 | 119 |
| **Cash flow from investment activities** | -346 | 304 | 22,215 |
| *Financing activities* | | | |
| Change in loans | -513 | -870 | -1,517 |
| Dividend paid to minority owners | | 0 | -15 |
| Redemption of redemption shares | | | -9,995 |
| Dividend paid to the parent company shareholders | | | -448 |
| **Cash flow from financing activities** | -513 | -870 | -11,975 |
| Cash flow this period | -1,183 | 66 | 10,804 |
| Liquid assets, opening balance | 11,286 | 437 | 437 |
| Currency effect in cash and cash equivalent | -197 | 19 | 45 |
| *Liquid assets at closing balance* | 9,906 | 522 | 11,286 |

**Reconciliation between cash flow statement and operating cash flow**

| | | | |
|---|---|---|---|
| Cash flow from operating activities | -324 | 632 | 564 |
| Add back: Operating activities in discontinued operations | | -461 | -1,618 |
| Add back: Provisions and unrealized exchange gains/losses etc | 5 | 140 | 2,225 |
| Add back: Income taxes paid | 245 | 109 | 1,885 |
| Add back: Change in operating capital | 789 | 243 | -164 |
| Change in operating working capital | -487 | -421 | -272 |
| Cash flow from investment activities | -346 | 304 | 22,215 |
| Add back: Change in short term investments | 11 | -263 | 270 |
| Add back: Non-recurring items | | -408 | -24,241 |
| Add back: Investment activities in discontinued operations | | 99 | 287 |
| *Add back: Acquisitions/divestitures net* | 41 | -61 | -6 |
| **Operating cash flow** | **-66** | **-87** | **1,145** |

GAMBRO

April 27, 2006

## SEVEN-YEAR SUMMARY

| | IFRS | | | | Swedish Generally Accepted Accounting Principles | | | | |
|---|---|---|---|---|---|---|---|---|---|
| | Q1 | | | | | | | | |
| MSEK | 2006 [3] | 2005 [3] | 2005 [3] | 2004 [3] | 2004 [4] | 2003 [4] | 2002 [4] | 2001 [4] | 2000 [4] |
| **Income statement** | | | | | | | | | |
| Revenues | 3,827 | 3,359 | 14,685 | 13,404 | 26,617 | 26,133 | 27,574 | 26,720 | 22,245 |
| Earnings before interest, taxes, depreciation and amortizations (EBITDA) | 692 | 641 | 2,805 | 2,248 | 2,228 | 4,334 | 4,501 | 3,305 | 3,983 |
| EBITDA margin % | 18.1 | 19.1 | 19.1 | 16.8 | 8.4 | 16.6 | 16.3 | 12.4 | 17.9 |
| Earnings before interest and taxes (EBIT) | 323 | 306 | 1,365 | 930 | -427 | 1,581 | 1,594 | 281 | 204 |
| EBIT margin, % | 8.4 | 9.1 | 9.3 | 6.9 | -1.6 | 6.0 | 5.8 | 1.1 | 0.9 |
| Earnings before tax (EBT) | 386 | 736 | 1,891 | 1,077 | -531 | 1,530 | 1,063 | -193 | -527 |
| Net income | 276 | 882 | 9,525 | -602 | -1,196 | 1,422 | 612 | -422 | 982 |
| **Balance sheet** | | | | | | | | | |
| Total assets | 28,793 | 33,101 | 29,847 | 32,289 | 31,555 | 34,112 | 36,019 | 40,151 | 36,664 |
| Net debt | 5,462 | -5,772 | 6,345 | -5,820 | -5,675 | -5,801 | -8,369 | -9,434 | -7,275 |
| Shareholders' equity | 18,502 | 19,963 | 18,483 | 18,474 | 18,083 | 19,756 | 19,634 | 22,571 | 21,897 |
| **Cash flow analysis** | | | | | | | | | |
| Investments in fixed assets, net | -334 | -329 | -1,506 | -1,276 | -1,675 | -2,259 | -2,994 | -2,465 | -1,741 |
| Operating cash flow [1] | -66 | -87 | 1,145 | 1,010 | 276 [5] | 1,754 | 1,540 | -11 [2] | 1,103 |
| Change in net debt | -883 | 118 [8] | 12,235 [8] | 136 [6] | 126 | 2,568 | 1,065 | -2,159 | -2,643 |
| **Key ratios** | | | | | | | | | |
| Return on shareholders' equity, % | 6.0 | 18.4 | 51.7 | -3.2 | -6.3 | 7.2 | 2.9 | -1.9 | 4.7 |
| Return on total capital, % | 6.3 | 13.0 | 7.4 | 4.4 | -0.4 | 5.8 | 4.6 | 1.6 | 0.9 |
| Return on capital employeed, % | 7.8 | 12.3 | 9.3 | 5.5 | -0.5 | 7.1 | 5.6 | 2.0 | 1.2 |
| Interest coverage ratio | 6.2 | 8.8 | 5.7 | 3.8 | -0.3 | 4.1 | 2.6 | 0.8 | 0.4 |
| Solidity,% | 64 | 60 | 62 | 57 | 58 | 58 | 55 | 57 | 60 |
| **Per share data** | | | | | | | | | |
| Earnings per share, SEK | 0.80 | 2.54 | 27.53 | -1.96 | -3.47 | 4.13 | 1.78 | -1.22 | 2.85 |
| Operating cash flow per share [1] | -0.19 | -0.25 | 3.32 | 2.93 | 0.80 [5] | 5.09 | 4.47 | -0.03 [2] | 3.20 |
| Shareholders' equity per share, SEK | 54 | 58 | 54 | 53 | 52 | 57 | 57 | 65 | 64 |
| Net asset value per share, SEK | 54 | 58 | 54 | 53 | 52 | 57 | 57 | 65 | 64 |
| Dividend per share, SEK | - | - | 30.30 [9] | 1.10 | 1.10 | 1.10 | 1.10 | 1.10 | 1.10 |
| Total return, Gambro share, % | 1.4 [7] | 1.3 [7] | 35.0 | 1.2 | 1.4 | 1.8 | 2.3 | 1.7 | 1.6 |
| Market value/net profit (p/e-ratio) | 29 | 9 | 3 | neg | neg | 14 | 27 | neg | 23 |
| Market value/shareholders equity | 173 | 166 | 162 | 175 | 180 | 104 | 83 | 100 | 102 |
| Average and total number of shares outstanding 344,653,288 for all periods | | | | | | | | | |
| **Statistical data** | | | | | | | | | |
| Average number of employees | 12,189 | 21,469 | 19,143 | 21,391 | 21,391 | 21,273 | 20,804 | 19,534 | 17,999 |
| Wages, salaries and remunerations incl. social security contributions | 1,246 | 2,191 | 8,125 | 8,763 | 8,763 | 8,961 | 9,406 | 9,122 | 7,191 |

1) Cash flow before acquisitions and taxes.
2) Exclusive capital gain on sale of Thoratec shares.
3) Reported in accordance with IFRS.
4) Reported in accordance with generally accepted accounting principles in Sweden. The following main adjustments have to be done to adjust the reported numbers to IFRS; (a) goodwill amortizations shall cease (IFRS 3), (b) Sharebased payments (IFRS 2) and hedges (IAS 39) of the sharebased payments shall be reported as a personnel expense, under Swedish GAAP a negative net of Sharebased payments and hedges was recognized as Provision direct against Equity and a positive net was not recognized at all (c) some financial instruments that according to Swedish GAAP was measured at amortized cost is under IFRS recognized at fair market value and some financial instrument that earlier was measured at fair market value is under IFRS measured at amortized cost (IAS 39).
5) Including U.S Department of Justice settlement MSEK 2,672, SEK 7.75 per share.
6) Based on a recalculated net debt for 2003 of MSEK 5,956 due to the implementation of IFRS.
7) Calculation based on proposed dividend.
8) Based on a recalculated net debt for 2004 of MSEK 5,890 due to the implementation of IFRIC 4.
9) Including redemption of shares, SEK 29.

## DEFINITIONS

**Interest coverage ratio:** Earnings after financial items, plus interest expenses and exchange losses attributable to loans, divided by the sum of interest expenses and exchange losses attributable loans. Financial items include dividends received from associated companies rather than earnings participations in these companies.

**Non-acquired growth:** Treatment growth in existing clinics and programs including denovo clinics. (Before used "same-store growth" which only included existing clinics and satellite denovos rather than all denovos.)

**Net debt:** Interest bearing provisions and liabilities, pension provisions included, less interest bearing receivables, including reported plan assets and liquid funds.

**Return on shareholders' equity:** Net income expressed as a percentage of average shareholders' equity.

**Return on total capital:** Earnings after financial items, plus interest expenses and exchange losses attributable to loans, expressed as a percentage of average total assets.

**Return on capital employed:** Earnings after financial items, plus interest expenses and exchange losses attributable to loans, expressed as a percentage of average total assets, less non-interest bearing operating liabilities, including deferred tax liabilities.

**Kt/V:** Kt/V is one method of assessing the dose of dialysis delivered. Most national standards recommend a minimum acceptable target for Kt/V of 1.2 in a thrice-weekly dialysis schedule.

**Hemoglobin:** Hemoglobin is the iron-containing protein in red blood cells that transports oxygen in the body and is used as a marker of anemia management. The current target for hemoglobin in dialysis patients according to DOQI guidelines is 11-12 g/dl.

**Albumin:** In dialysis patients, serum albumin is used as a marker of nutrition but also of inflammation. A serum albumin concentration of >3.5 g/dl is generally defined as adequate, although the target value depends on the analysis method used.